Exhibit 2.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Perpetual Energy Inc.’s (“Perpetual”, the “Company” or the “Corporation”) operating and financial results for the three and nine months ended September 30, 2016 as well as information and estimates concerning the Corporation’s future outlook based on currently available information. This discussion should be read in conjunction with the Corporation’s condensed interim consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2016 as well as the audited consolidated financial statements and accompanying notes for the years ended December 31, 2015 and 2014. The MD&A should be read in conjunction with the Corporation’s MD&A for the year ended December 31, 2015 as disclosure which is unchanged from the December 31, 2015 MD&A has not been duplicated herein. The Corporation’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which require publicly accountable enterprises to prepare their financial statements using International Financial Reporting Standards (“IFRS”). Readers are referred to the advisories for additional information regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information and Statements” section of this MD&A. The date of this MD&A is November 7, 2016.

NATURE OF BUSINESS: Perpetual is an oil and natural gas exploration, production and marketing company headquartered in Calgary, Alberta. Perpetual has a spectrum of opportunities in its resource-style portfolio of assets to support its value strategy, including liquids-rich natural gas assets in the deep basin of west central Alberta, heavy oil in eastern Alberta and oil sands leases in northern Alberta. Additional information on Perpetual, including the most recent filed Annual Information Form (“AIF”), can be accessed at www.sedar.com or from the Corporation’s website at www.perpetualenergyinc.com.

ADVISORIES

NON-GAAP MEASURES: This document contains the following non-GAAP financial measures which do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-GAAP measures presented in this document should not be viewed as alternatives to measures of financial performance calculated in accordance with GAAP.

Operating netback: Perpetual considers operating netback an important performance measure as it demonstrates its profitability relative to current commodity prices. Operating netbacks are calculated by deducting royalties, operating costs, and transportation from realized revenue. Operating netbacks are also calculated on a per boe basis using average boe production for the period. Operating netbacks on a per boe basis can vary significantly for each of the Company’s operating areas.

Funds flow: Management uses cash flow from operating activities before changes in non-cash working capital, settlement of decommissioning obligations, and certain exploration and evaluation (“E&E”) costs, but after payments on the gas over bitumen (“GOB”) related financial obligation, as described below (“funds flow”), funds flow per share and annualized funds flow to analyze operating performance and leverage. Funds flow is reconciled to its closest GAAP measure, cash flow from operating activities, as follows:

Funds flow GAAP reconciliation

	Three months ended September 30,		Nine months ended September 30,
($ thousands, except per share amounts)	2016	2015	2016	2015
Cash flow from (used in) operating activities	(1,710)	(2,803)	(11,876)	426
Exploration and evaluation costs(1)	–	16	26	1,619
Payments on financial obligation(2)	(482)	(882)	(1,438)	(2,878)
Expenditures on decommissioning obligations	1,427	1,046	3,433	5,194
Changes in long term Crown receivable	–	(2,095)	–	–
Changes in non-cash working capital	163	2,204	7,449	(2,719)
Funds flow from (used in) operations	(602)	(2,514)	(2,406)	1,642
Funds flow from (used in) operations per share(3)	(0.01)	(0.33)	(0.05)	0.22
(1)

The Corporation expenses exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties and the cost of expired leases in the period incurred. To make reported funds flow in this MD&A more comparable to industry practice, the Corporation reclassifies dry hole costs in addition to geological and geophysical costs from operating to investing activities in the funds flow reconciliation.

(2)

These payments are indexed to GOB revenue and recorded as a reduction to the Corporation’s financial obligation in accordance with IFRS. To present GOB revenue net of these payments, the Corporation has reclassified these payments from financing to operating activities in the calculation of funds flow.

 (3)     Based on basic weighted average shares outstanding for the period.

Realized revenue: Realized revenue includes oil and natural gas revenue, realized gains (losses) on financial natural gas and crude oil contracts, realized gains (losses) on foreign exchange contracts, and call option premiums received. Realized revenue, excluding foreign exchange contracts is used by management to calculate the Corporation’s net realized commodity prices taking into account monthly settlements on financial crude oil and natural gas forward sales, collars and basis differentials. These contracts are put in place to protect Perpetual’s funds flow from potential volatility in commodity prices, and as such any related realized gains or losses are considered part of the Corporation’s realized price.

GOB revenue, net of payments: GOB revenue, net of payments, includes GOB revenue less monthly payments on the GOB related financial obligation. This is used by management to calculate the Corporation’s net realized GOB revenue to reflect the substantive monetization of the future GOB royalty credits.

Adjusted working capital deficiency (surplus): Adjusted working capital deficiency (surplus) includes total current assets and current liabilities excluding short-term derivative assets and liabilities related to the Corporation’s risk management activities, current portion of financial obligation, current portion of the TOU share financial arrangement, current portion of provisions, current bank indebtedness and assets and liabilities held for sale.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 1

Net debt and net bank debt: Net bank debt is measured as current and long term bank indebtedness including adjusted working capital deficiency (surplus). Net debt includes the carrying value of net bank debt and the TOU share financial arrangement and the principal amount of senior notes reduced for the mark to market value of common shares of Tourmaline Oil Corp. (“TOU”) held. Net bank debt and net debt are used by management to analyze leverage.

Total capitalization: Total capitalization is equal to net debt plus market value of issued equity and is used by management to analyze leverage. Total capitalization is not intended to represent the total funds from equity and debt received by the Corporation upon issuance.

VOLUME CONVERSIONS: Barrel of oil equivalent (“boe”) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), a conversion ratio for natural gas of 6 Mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, utilizing a conversion on a 6 Mcf:1 bbl basis may be misleading as an indicator of value as the value ratio between natural gas and crude oil, based on the current prices of natural gas and crude oil, differ significantly from the energy equivalency of 6 Mcf:1 bbl.

FORWARD-LOOKING INFORMATION AND STATEMENTS: Certain information and statements contained in this MD&A including management’s assessment of future plans and operations and including the information contained under the heading “Outlook” may constitute forward-looking information and statements within the meaning of applicable securities laws. This information and these statements relate to future events or to future performance. All statements other than statements of historical fact may be forward-looking information and statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook”, “guidance”, “objective”, “plans”, “intends”, “targeting”, “could”, “potential”, “strategy” and any similar expressions are intended to identify forward-looking information and statements.

In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: the quantity and recoverability of Perpetual’s reserves; the timing and amount of future production; future prices as well as supply and demand for natural gas, natural gas liquids (“NGL”) and oil; the existence, operations and strategy of the commodity price risk management program; the approximate amount of forward sales and financial contracts to be employed, and the value of financial forward natural gas, oil and other risk management contracts; net income and funds flow sensitivities to commodity price, production, foreign exchange and interest rate changes; operating, general and administrative (“G&A”), and other expenses; the expected impact of the disposition of shallow gas assets on future cash flows, the expected impact of cost-saving initiatives on operating and G&A expenses, expected interest savings from securities swap, expected net debt balance after securities swap, the costs and timing of future abandonment and reclamation, asset retirement and environmental obligations; the use of exploration and development activity, prudent asset management, and acquisitions to sustain, replace or add to reserves and production or expand the Corporation’s asset base; the Corporation’s acquisition and disposition strategy and the existence of acquisition and disposition opportunities, the criteria to be considered in connection therewith and the benefits to be derived therefrom; Perpetual’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital expenditure program; expected compliance with credit facility covenants in 2016 and 2017; the retention of, and benefits to be received from holding the TOU shares (as defined above); expected book value and related tax value of the Corporation’s assets and prospect inventory and estimates of net asset value; funds flow; ability to fund exploration and development; the corporate strategy; expectations regarding Perpetual’s access to capital to fund its acquisition, exploration and development activities; the effect of future accounting pronouncements and their impact on the Corporation’s financial results; future income tax and its effect on funds flow; intentions with respect to preservation of tax pools and taxes payable by the Corporation; funding of and anticipated results from capital expenditure programs; renewal of and borrowing costs associated with the credit facility; future debt levels, financial capacity, liquidity and capital resources; future contractual commitments; drilling, completion, facilities, construction and waterflood plans, and the effect thereof; the impact of Canadian federal and provincial governmental regulation on the Corporation relative to other issuers; Crown royalty rates; Perpetual’s treatment under governmental regulatory regimes; business strategies and plans of management including future changes in the structure of business operations and debt reduction initiatives; and the reliance on third parties in the industry to develop and expand Perpetual’s assets and operations.

The forward-looking information and statements contained in this MD&A reflect several material factors, expectations and assumptions of the Corporation including, without limitation, that Perpetual will conduct its operations in a manner consistent with its expectations and, where applicable, consistent with past practice; the general continuance of current or, where applicable, assumed industry conditions; the continuance of existing, and in certain circumstances, the implementation of proposed tax, royalty and regulatory regimes; the ability of Perpetual to obtain equipment, services, and supplies in a timely manner to carry out its activities; the accuracy of the estimates of Perpetual’s reserve and resource volumes; the timely receipt of required regulatory approvals; certain commodity price and other cost assumptions; the timing and costs of storage facility and pipeline construction and expansion and the ability to secure adequate product transportation; the continued availability of adequate debt and/or equity financing and funds flow to fund the Corporation’s capital and operating requirements as needed; and the extent of Perpetual’s liabilities.

The Corporation believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: volatility in market prices for oil and natural gas products; supply and demand regarding Perpetual’s products; risks inherent in Perpetual’s operations, such as production declines, unexpected results, geological, technical, or drilling and process problems; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; changes in exploration or development plans by Perpetual or by third party operators of Perpetual’s properties; reliance on industry partners; uncertainties or inaccuracies associated with estimating reserves volumes; competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance; increased costs; incorrect assessments of the value of acquisitions; increased debt levels or debt service requirements; industry conditions including fluctuations in the price of natural gas and related commodities; royalties payable in respect of Perpetual’s production; governmental regulation of the oil and gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; the need to obtain required approvals from regulatory authorities; changes in laws applicable to the Corporation, royalty rates, or other regulatory matters; general economic conditions in Canada, the United States and globally; stock market volatility and market valuations; limited, unfavorable, or a lack of access to capital markets, and certain other risks detailed from time to time in Perpetual’s public disclosure documents. The foregoing list of risk factors should not be considered exhaustive.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 2

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and neither the Corporation nor any of its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, unless expressly required to do so by applicable securities laws.

THIRD QUARTER 2016 RESULTS

Recent Activities and Significant Transactions

Disposition of shallow gas properties

On September 27, 2016, Perpetual announced it had entered into a definitive agreement to dispose of certain mature shallow gas properties in east central and northeast Alberta, along with their associated decommissioning obligations (the “Shallow Gas Properties”), for nominal proceeds. The disposition specifically excluded the Company’s heavy oil and natural gas assets in the Mannville and Panny areas and other bitumen leases in eastern Alberta. The carrying amount of the Shallow Gas Properties and related liabilities have been reclassified as held for sale in the Corporation’s condensed interim consolidated financial statements at September 30, 2016. The transaction subsequently closed on October 1, 2016.

Concurrent with the sale of Shallow Gas Properties, Perpetual entered into commodity price contracts with a third party marketing company whereby Perpetual will continue to benefit from the Shallow Gas Properties for close to two years, given a recovery in natural gas pricing. This was achieved through marketing arrangements which provide a call on 33,611 GJ/d, representing close to 90% of current production from the Shallow Gas Properties, at $2.81/GJ at AECO from October 1, 2016 through August 31, 2018. The retained marketing arrangements will be settled monthly by a third party marketing company through an adjustment in the price paid to Perpetual for future physical gas sales.

Further to this, Perpetual entered into commodity price contracts with the same third party marketing company which were transferred to the purchaser subsequent to October 1, 2016, and will provide an AECO floor price of $2.58/GJ for the same volume and term noted above. These commodity price contracts were entered into on September 27, 2016.

The Shallow Gas Properties include approximately 35.5 MMcfe/d of current production and an estimated 83.8 Bcfe of proved plus probable natural gas reserves (based on the Company’s internally prepared engineering report reviewed by McDaniel and Associates Consultants Ltd. (“McDaniel”), as at October 1, 2016). In addition, the transaction also included 353,777 net acres of undeveloped lands not assigned reserves at year-end 2015.

Perpetual’s funds flow is forecast to be positively impacted by the disposition as the Shallow Gas Properties have operated on a negative cash flow basis as a result of depressed natural gas prices combined with high fixed operating costs which include extremely high municipal property taxes.

Following the disposition of Shallow Gas Properties on October 1, 2016, the Corporation expects to realize further savings in general and administrative costs, primarily attributable to lower consulting and professional fees, salaries, and non-cash share based compensation costs associated with headcount reductions.

Financing Activities

In September, Perpetual refinanced the TOU share financial arrangement which was scheduled to mature in November 2016. The refinancing resulted in an extension of the maturity to March 15, 2017 and a reduction in the number of TOU shares pledged as security from 1.0 million to 0.84 million. The reduction in the number of TOU shares pledged as security was facilitated by the TOU share price appreciation during 2016 combined with an increase in the repayment amount. The repayment amount changes in response to changes in the market price of TOU shares pledged as security, subject to a maximum payment of $23.3 million at maturity. The TOU share financial arrangement can be repaid in cash or with the transfer of up to 0.84 million TOU shares pledged as security.

On November 7, 2016, Perpetual’s lenders completed their review of the reserve based credit facility and extended the maturity date to April 28, 2017. In addition, Perpetual amended its margin loan arrangement from $10.6 million to an estimated $15.5 million, providing the Corporation with approximately $5.0 million of additional liquidity and extending the maturity date to November 2017.

Capital expenditures

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2016	2015	2016	2015
Exploration and development	1,379	14,670	6,995	74,625
Geological and geophysical costs(1)	–	16	26	1,619
Dispositions, net of acquisitions	(942)	(2,630)	(27,460)	(23,713)
Other	32	584	516	885
Total	469	(12,640)	(19,923)	53,416
(1)

Geological and geophysical expenditures and dry hole costs are expensed directly in the Corporation’s statement of income (loss); they are considered by Perpetual to be more closely related to investing activities than operating activities, and therefore are included with capital expenditures.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 3

Exploration and development spending by area

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2016	2015	2016	2015
West Central liquids-rich gas	1,330	11,899	6,641	67,128
Mannville heavy oil	45	808	296	1,906
Panny bitumen	4	1,729	82	4,160
Shallow gas	–	234	(24)	1,431
Total	1,379	14,670	6,995	74,625

Perpetual continued to defer material spending in light of depressed commodity prices. Year to date exploration and development spending has been focused on Perpetual’s liquids-rich natural gas properties in west central Alberta with the drilling and completion of one (1.0 net) natural gas well in the Company’s Edson area. Capital spending during the third quarter of $1.4 million was primarily for completion costs associated with this well, which was brought on production through testers at the end of the third quarter with permanent equipment installation being finalized in Q4. Minimal additional capital during the year was allocated to continue the strategic cyclic heat stimulation test at Panny.

Dispositions

Perpetual continues to pursue non-core asset dispositions as part of its focus on reducing debt and maintaining liquidity. During the third quarter of 2016, the Company disposed of its 25 percent interest in certain non-core assets located adjacent to the Shallow Gas Properties for proceeds of $1.0 million.

On September 27, 2016, Perpetual announced it had entered into a definitive agreement to dispose of the Shallow Gas Properties for nominal proceeds. The carrying amounts of these assets and related liabilities have been reclassified as held for sale in the Corporation’s condensed interim consolidated financial statements at September 30, 2016. The transaction subsequently closed on October 1, 2016.

During the second quarter of 2016, the Company completed the disposition of its 30 percent partnership interest in WGS LP for proceeds of $20.0 million. The transaction included disposition of the Company’s equity investment in WGS LP as well as 9,207 net acres of surrounding lands and associated wells and infrastructure with current net production of 470 Mcf/d (the “Buffer Lands”). Immediately prior to closing, Perpetual also received a $0.5 million dividend from WGS LP, representing its 30 percent share of dividends declared. The Company recorded a loss, net of the gain on disposition of the Buffer Lands, of $5.2 million on the transaction.

Expenditures on decommissioning obligations

Perpetual spent $1.4 million during the third quarter of 2016 on abandonment and reclamation projects in eastern Alberta as part of the Company’s shallow gas operating cost reduction program. The majority of decommissioning expenditures relate to internal labor and equipment costs as the Company continued its program to redeploy operational personnel and internal resources to accelerate progress and drive efficiencies on abandonment and reclamation projects.

Expenditures on decommissioning obligations are expected to continue at Mannville and Panny, utilizing internal resources where appropriate.

Production

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Natural gas (MMcf/d)
Eastern – North	25.8	31.2	27.0	32.1
Eastern – South	15.0	20.1	16.6	22.4
West Central	34.7	54.2	42.7	49.4
Total natural gas	75.5	105.5	86.3	103.9
Crude oil (bbl/d)
Eastern – North	32	2	26	8
Eastern – South(1)	1,000	1,397	1,058	1,702
West Central	20	27	16	33
Total crude oil	1,052	1,426	1,100	1,743
Total NGL (bbl/d)	476	741	664	659
Total production (boe/d)	14,123	19,758	16,146	19,722
(1)	Primarily Mannville heavy oil.

Total natural gas, oil and NGL production for the three months ended September 30, 2016 of 14,123 boe/d was down 12 percent from the second quarter of 2016 (15,959 boe/d) and 29 percent from the third quarter of 2015 (19,758 boe/d), reflecting the Company’s decision to restrict capital spending in response to low commodity prices.

Perpetual’s natural gas production of 75.5 MMcf/d was 28 percent lower than the third quarter of 2015 and 11 percent below the preceding second quarter of 2016 (85.2 MMcf/d) reflecting natural declines and the decision to defer drilling projects and preserve inventory and value with a view to eventual commodity price recovery. Perpetual completed and tied in the East Edson well which was drilled in the first quarter, with production from the well commencing in late September.

Consistent with restricted capital spending and declining East Edson natural gas production, third quarter NGL production of 476 bbl/d decreased 30 percent from the second quarter of 2016 (682 bbl/d) and 36 percent compared to the third quarter of 2015.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 4

Oil production of 1,052 bbl/d declined marginally from the previous quarter (Q2 2016 – 1,073 bbl/d) and 26 percent compared to the prior year (Q3 2015 – 1,426 bbl/d). Reduced production related to the decision to defer crude oil drilling and limit spending on waterflood activities in light of depressed crude oil prices has been mitigated somewhat by the positive response of select pools to waterflood programs.

Commodity prices

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Reference prices
AECO Monthly Index ($/GJ)	2.09	2.65	1.76	2.66
AECO Daily Index ($/GJ)	2.20	2.75	1.75	2.62
Alberta Gas Reference Price ($/GJ)(1)	1.90	2.56	1.59	2.50
West Texas Intermediate (“WTI”) light oil ($USD/bbl)	44.94	46.43	41.33	51.00
Western Canadian Select (“WCS”) differential ($USD/bbl)	(13.50)	(13.27)	(13.68)	(13.20)
Average Perpetual prices
Natural gas
Before derivatives ($/Mcf)(2)(3)	2.44	2.91	2.01	2.92
Percent of AECO Monthly Index	104	98	102	98
Including derivatives ($/Mcf)(4)	2.12	2.86	2.42	3.03
Percent of AECO Monthly Index	91	96	123	101
Oil
Before derivatives ($/bbl)	38.93	40.58	32.80	43.31
Including derivatives ($/bbl)(4)	38.90	41.40	37.21	55.61
NGL ($/bbl)	35.80	28.07	32.72	33.74
(1)	Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties.
(2)	Natural gas price before derivatives includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial derivatives.
(3)	The average conversion ratio for Perpetual’s third quarter 2016 natural gas production is 1.12 GJ:1 Mcf (2015 – 1.12 GJ:1 Mcf).
(4)	Excludes realized gains and losses from foreign exchange contracts.

AECO Monthly Index prices of $2.09/GJ for the third quarter of 2016 decreased 21 percent from $2.65/GJ for the same period in 2015, reflecting the overhang of natural gas storage in Alberta. The buildup of gas in storage resulted from the warm 2015/2016 winter season throughout North America, contributing to declining natural gas demand. Global oil prices were up 34 percent from the first quarter of 2016 but dropped slightly when compared to the previous quarter with an average third quarter WTI of USD$44.94/bbl compared to USD$45.59/bbl in the second quarter of 2016.

Decreased AECO Monthly Index prices were reflected in Perpetual’s third quarter natural gas price before derivatives of $2.44/Mcf, down 16 percent from $2.91/Mcf in 2015. The Company’s realized third quarter natural gas price was decreased by realized losses of $2.2 million on natural gas derivatives compared to realized losses of $0.4 million during the same period in 2015, resulting in a third quarter 2016 average realized gas price, including derivatives, of $2.12/Mcf, 26 percent lower than the prior year ($2.86/Mcf).

Perpetual’s third quarter oil price, before derivatives, of $38.93/bbl remained consistent with second quarter prices and was 76 percent higher than the first quarter of 2016 ($22.08/bbl), reflecting higher WTI prices and a narrowing of the WCS differential. Perpetual’s realized oil price of $38.90/bbl, including derivatives, was consistent with the price before derivatives due to settled market prices for WTI and WCS settling close to or within contracted prices.

Perpetual’s realized NGL price increased 28 percent from the previous year, reflecting an increase in all NGL component prices as excess North American inventory levels began to stabilize due to increasing exports from the United States to Asia and Europe brought on by low North American product prices. Perpetual’s average NGL sales composition for the third quarter consisted of 68 percent condensate as compared to 64 percent in the comparative quarter of 2015.

Commodity price risk management

Perpetual’s commodity price risk management strategy is focused on increasing certainty in funds flow by mitigating the effect of commodity price volatility. Physical forward sales and financial derivatives are used to manage the balance sheet, to lock in economics on capital programs and acquisitions, and to take advantage of perceived anomalies in commodity markets. Perpetual also utilizes foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs and oil basis differentials between WTI and WCS in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Corporation’s realized commodity prices.

Commodity price contracts related to disposition of Shallow Gas Properties

On September 27, 2016, Perpetual entered into the following commodity price derivative contracts with a third party marketing company through its wholly owned subsidiary Perpetual Energy Operating Corp. This contract was reclassified as an asset held for sale at September 30, 2016 in connection with the Shallow Gas Properties disposition which closed on October 1, 2016.

	Volumes at AECO		Ceiling price
Term	(GJ/d)	Floor price ($/GJ)	($/GJ)	Type of contract
October 2016 – August 2018	33,611	2.58	2.81	Physical

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 5

Concurrent with the above marketing contract, Perpetual entered into the following natural gas contracts which are for the physical sale of natural gas as described in the table below with adjustments relating to offsetting positions to the commodity price derivatives contract held for sale.

Term	Perpetual sold/bought	Volumes at AECO (GJ/d)	Average price ($/GJ)	Type of contract
October 2016 (1)	Sold	25,000	2.61	Physical
November 2016 – December 2016(2)	Sold	25,000	Daily Index	Physical
January 2017 – March 2018(2)	Sold	35,000	Daily Index	Physical
April 2018 – August 2018(3)	Sold	35,000	Daily Index	Physical
September 2018 – October 2018(4)	Sold	35,000	Daily Index	Physical
(1)

Contract price equals the average price plus $0.01/GJ, plus a monthly fee that is equal to the number of days multiplied by 33,611 GJ/d multiplied by the greater of either $0/GJ or the difference between AECO monthly index minus $2.81/GJ, less a monthly fee that is equal to the number of days multiplied by 33,611 GJ/d multiplied by the greater of either $0/GJ or the difference between $2.58/GJ minus AECO monthly index.

(2)

Contract price equals the average price less $0.24/GJ, plus a monthly fee that is equal to the number of days multiplied by 33,611 GJ/d multiplied by the greater of either $0/GJ or the difference between AECO monthly index minus $2.81/GJ.

(3)

Contract price equals the average price plus $0.05/GJ, plus a monthly fee that is equal to the number of days multiplied by 33,611 GJ/d multiplied by the greater of either $0/GJ or the difference between AECO monthly index minus $2.81/GJ, less a monthly fee that is equal to the number of days multiplied by 33,611 GJ/d multiplied by the greater of either $0/GJ or the difference between $2.58/GJ minus AECO monthly index.

(4)	Contract price equals the average price plus $0.01/GJ.

The commodity price derivative portion of the fee assigned to the natural gas contracts as described in the footnotes above has been summarized as follows:

Term	Nominal Volumes (GJ/d)	Floor price ($/GJ)	Ceiling price ($/GJ)	Type of contract
October 2016	33,611	2.58	2.81	Collar
November 2016 – March 2018	33,611	-	2.81	Call
April 2018 – August 2018	33,611	2.58	2.81	Collar

Natural Gas

The following tables provide a summary of derivative natural gas contracts in place as at September 30, 2016, as well as any transactions entered into prior to the date of this MD&A.

The following table provides a summary of financial natural gas sales arrangements at the AECO trading hub as follows:

Term	Volumes sold (bought) at AECO (GJ/d)	Average price ($CAD/GJ)(1)	Market prices ($CAD/GJ)(2)	Type of contract
October 2016 – December 2016	37,500	1.93	2.60	Financial
October 2016 – December 2016	(35,000)	2.43	2.60	Financial
December 2016	(2,500)	2.77	2.49	Financial
(1)	Average price calculated using weighted average price for net open contracts.
(2)	Market prices for October and November are based on settled AECO Monthly Index prices. Market prices for subsequent months are based on forward AECO prices as of market close on November 7, 2016.

The following table provides a summary of financial natural gas sales arrangements at the AECO trading hub which settle in $USD:

Term	Volumes sold (bought) at AECO (MMBTU/d)	Average price ($USD/MMBTU)(1)	Market prices ($USD/MMBTU)(2)	Type of contract
October 2016 – December 2016	35,000	1.33	2.07	Financial
December 2016	(35,000)	2.23	1.99	Financial
(1)	Average price calculated using weighted average price for net open contracts.
(2)	Market prices for October and November are based on settled AECO Monthly Index prices. Market prices for subsequent months are based on forward AECO prices as of market close on November 7, 2016.
(3)

The following table provides a summary of financial natural gas sales arrangements at the NYMEX trading hub:

Term	Volumes sold (bought) at NYMEX (MMBTU/d)	Average price ($USD/MMBTU)	Market prices ($USD/MMBTU)(1)	Type of contract
January 2017 - March 2017(2)	17,500	2.72	3.00	Financial
January 2017 - March 2017(2)	(17,500)	3.31	3.00	Financial
(1)	Market prices are based on forward NYMEX prices as of market close on November 7, 2016.
(2)

Contracted volumes and terms are equal and offsetting, effectively eliminating any future exposure these positions have to forward NYMEX prices. Perpetual expects to realize net cash outflows of $0.9 million USD related to these contracts which will be recorded in funds flow over the contracted term.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 6

The following table provides a summary of basis differential contracts between AECO and NYMEX trading:

Term	Volumes sold (bought) (MMBTU/d)	AECO-NYMEX differential ($USD/MMBTU)	Market prices ($USD/MMBTU)(1)	Type of contract
January 2017 - December 2017(2)	57,500	(0.72)	(0.95)	Financial
January 2017 - December 2017(2)	(57,500)	(0.90)	(0.95)	Financial
January 2018 - December 2018(3)	40,000	(0.69)	(0.86)	Financial
January 2018 - December 2018(3)	(40,000)	(0.80)	(0.86)	Financial
(1)	Market prices are based on forward AECO-NYMEX differential prices as of market close on November 7, 2016.
(2)

Contracted volumes and terms are equal and offsetting, effectively eliminating any future exposure these positions have to forward AECO-NYMEX differential prices. Perpetual expects to realize net cash proceeds of $3.8 million USD related to these contracts which will be recorded in funds flow over the contracted term.

(3)

Contracted volumes and terms are equal and offsetting, effectively eliminating any future exposure these positions have to forward AECO-NYMEX differential prices. Perpetual expects to realize net cash proceeds of $1.6 million USD related to these contracts which will be recorded in funds flow over the contracted term.

Crude Oil

The following table provides a summary of financial oil sales arrangements in $USD:

Term	Volumes (bbl/d)	Floor price ($USD/bbl)	Ceiling price ($USD/bbl)	Market prices ($USD/bbl)(1)	Type of contract
October 2016 – December 2016	500	45.00	52.10	46.95	Collar
October 2016 – December 2016	500	42.00	50.70	46.95	Collar
January 2017 – December 2017	250	44.50	49.55	48.70	Collar
January 2017 – December 2017	250	42.00	49.25	48.70	Collar
(1)	Market prices are based on forward WTI oil prices as of market close on November 7, 2016.

The following table provides a summary of basis differential contracts between WTI and WCS trading:

Term	Volumes (bbl/d)	WTI-WCS differential ($USD/bbl)(1)	Market prices ($USD/bbl)(2)	Type of contract
October 2016 – December 2016	500	(13.68)	(14.28)	Financial
(1)	Average price calculated using weighted average price for net open contracts; contracts settle at WTI index less a fixed basis amount.
(2)

Market prices for October and November are based on settled WTI-WCS differential prices. Market prices for subsequent months are based on forward WTI-WCS differential prices as of market close on November 7, 2016.

Foreign Exchange

At September 30, 2016, the Corporation had entered into the following U.S. dollar forward sales arrangement:

Term	Notional $USD/month	Strike rate ($CAD/$USD)	Market prices ($CAD/$USD)(2)	Type of contract
October 2016 – March 2018(1)	3,500,000	1.25	1.33	Financial
(1)	If the average monthly exchange rate is greater than the strike rate, the Corporation pays $USD 3,500,000 multiplied by the difference between the average monthly exchange rate and the strike rate.
(2)	Market prices are based on forward $CAD/$USD exchange rates as of market close on November 7, 2016.

At September 30, 2016, the Corporation had entered into the following U.S. dollar boosted forward sales arrangement to partially offset the impact of the forward sales arrangement above:

Term	Notional $USD/month	Boosted notional(1) $USD/month	Strike rate ($CAD/$USD)	Market prices ($CAD/$USD)(3)	Type of contract
October 2016 – February 2018(2)	1,000,000	3,000,000	1.25	1.33	Financial
(1)	If the spot rate at expiry of each contract month is below the strike rate, the Corporation pays $USD 3,000,000 multiplied by the difference between the spot rate at expiry and the strike rate.
(2)

If the spot rate at expiry of each contract month is above the strike rate, the Corporation receives $USD 1,000,000 multiplied by the difference between the spot rate at expiry and the strike rate. Cumulative receipts on this contract are limited to a total of $0.8 million, of which $0.3 million have been recognized as of November 7, 2016.

(3)	Market prices are based on forward $CAD/$USD exchange rates as of market close on November 7, 2016.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 7

Revenue

	Three months ended September 30,		Nine months ended September 30,
($ thousands, except as noted)	2016	2015	2016	2015
Petroleum and natural gas revenue
Natural gas(1)	16,935	28,220	47,630	82,711
Oil(1)	3,766	5,326	9,882	20,612
NGL	1,567	1,914	5,951	6,070
Total petroleum and natural gas revenue	22,268	35,460	63,463	109,393
Realized gains (losses) on derivatives	(2,632)	(2,255)	8,945	4,237
Realized revenue	19,636	33,205	72,408	113,630
Unrealized gains (losses) on derivatives	6,179	(1,944)	7,701	(14,411)
Total revenue	25,815	31,261	80,109	99,219
Realized revenue ($/boe)	15.11	18.27	16.37	21.10
Total revenue ($/boe)	19.87	17.20	18.11	18.43
(1)	Includes revenues related to physical forward sales contracts which settled during the period.

Perpetual’s petroleum and natural gas (“P&NG”) revenue, before derivatives, for the quarter ended September 30, 2016 of $22.3 million decreased 37 percent from 2015 due to declining commodity prices along with lower production volumes resulting from natural declines and deferred drilling activities.

Natural gas revenue, before derivatives, of $16.9 million in the third quarter of 2016 decreased 40 percent from $28.2 million in 2015 reflecting the 21 percent drop in AECO Monthly index gas prices and a 28 percent drop in natural gas production.

Oil revenues of $3.8 million in the third quarter of 2016 were 29 percent lower than the comparative quarter in 2015 reflecting lower oil prices and a 26 percent decrease in oil production as a result of natural declines and the deferral of crude oil drilling programs.

Third quarter NGL revenue of $1.6 million decreased 18 percent from the comparative period in 2015 with an increase in NGL prices more than offset by the decrease in liquids-rich gas and associated NGL production from East Edson.

Realized losses on derivatives for the three months ended September 30, 2016 totaled $2.6 million compared to $2.3 million for the same period in 2015. Losses in the third quarter of 2016 were comprised of $2.2 million and $0.4 million related to natural gas and foreign exchange contracts respectively.

The Corporation recorded unrealized gains on derivatives of $6.2 million during the third quarter of 2016 compared to unrealized losses of $1.9 million for the same period in 2015. Unrealized gains and losses represent the change in mark-to-market value of derivative contracts as forward commodity prices change. Unrealized gains and losses on derivatives are excluded from the Corporation’s calculation of funds flow as they are non-cash. Derivative gains and losses vary depending on the nature and extent of derivative contracts in place, which in turn, vary with the Corporation’s assessment of commodity price risk, committed capital spending and other factors.

Royalties

	Three months ended September 30,		Nine months ended September 30,
($ thousands, except as noted)	2016	2015	2016	2015
Crown	339	1,504	1,161	3,782
Freehold and overriding	1,878	3,159	5,184	9,293
Total	2,217	4,663	6,345	13,075
Crown (% of P&NG revenue)	1.5	4.2	1.8	3.5
Freehold and overriding (% of P&NG revenue)	8.4	8.9	8.2	8.5
Total (% of P&NG revenue)	9.9	13.1	10.0	12.0
$/boe	1.71	2.57	1.43	2.43

Perpetual recorded royalty expense of $2.2 million during the third quarter of 2016, representing an effective combined average royalty rate on P&NG revenue of 9.9 percent (4.4 percent net of the East Edson GORR) compared to 13.1 percent in the prior year (7.8 percent net of the East Edson GORR). Crown royalties represented 1.5 percent of P&NG revenue during the third quarter of 2016, which was lower than Perpetual’s effective crown royalty rate of 4.2 percent in 2015 due to lower Alberta natural gas reference prices. Crown royalty deductions continued to exceed the royalties charged for certain natural gas properties, resulting in no calculated crown royalty expense on these properties due to low natural gas and NGL prices.

Production and operating expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, except as noted)	2016	2015	2016	2015
Production and operating expenses	9,566	15,066	33,415	52,612
$/boe	7.36	8.29	7.55	9.77

Total production and operating expenses decreased 37 percent to $9.6 million ($7.36 per boe) in the third quarter of 2016 compared to $15.1 million ($8.29 per boe) for the same period of 2015, reflecting the Company’s diligent focus on reducing costs and maximizing efficiencies in operations, including the re-deployment of operations personnel to abandonment and reclamation projects, and operating efficiencies at the low cost Company owned and operated gas plant at East Edson which commenced operations in the third quarter of 2015. Operating costs at East Edson averaged $2.68/boe during the third quarter of 2016.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 8

Perpetual expects it’s per boe operating costs to be reduced following the disposition of the Shallow Gas Properties on October 1, 2016. Despite the Company’s continued focus on cost reductions on its shallow gas assets throughout 2016, municipal property taxes represented a significant portion of fixed operating costs for the Company’s mature shallow gas assets as the calculation of property taxes for machinery and equipment, pipelines and wells is based on a prescribed formula methodology which results in a tax assessment base that is dramatically misrepresentative of the property value.

Transportation costs

	Three months ended September 30,		Nine months ended September 30,
($ thousands, except as noted)	2016	2015	2016	2015
Transportation costs	2,343	2,823	6,956	9,148
$/boe	1.80	1.55	1.57	1.70

Transportation costs include clean oil trucking and NGL transportation as well as costs to transport natural gas from the plant gate to commercial sales points. Transportation costs in the third quarter of 2016 decreased to $2.3 million from $2.8 million for the same period in 2015, reflecting lower oil and natural gas sales volumes and lower rates on clean oil trucking. On a boe basis, transportation costs increased in the third quarter from $1.55 per boe to $1.80 per boe with firm natural gas transportation costs incurred despite restrictions on natural gas pipelines.

Operating netbacks

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Operating netback ($ thousands)
Realized revenue(1)	19,636	33,205	72,408	113,630
Royalties(2)	(2,217)	(4,663)	(6,345)	(13,075)
Production and operating expenses	(9,566)	(15,066)	(33,415)	(52,612)
Transportation costs	(2,343)	(2,823)	(6,956)	(9,148)
Total operating netback	5,510	10,653	25,692	38,795
Boe operating netback ($/boe)
Realized revenue(1)	15.11	18.27	16.37	21.10
Royalties(2)	(1.71)	(2.57)	(1.43)	(2.43)
Production and operating expenses	(7.36)	(8.29)	(7.55)	(9.77)
Transportation costs	(1.80)	(1.55)	(1.57)	(1.70)
Total operating netback	4.24	5.86	5.82	7.20
(1)	See “Non-GAAP measures” in this MD&A.
(2)

Includes $1.2 million in East Edson Gross Overriding Royalty payments in relation to the East Edson Agreements for the three months ended September 30, 2016 (2015 – $1.9 million) and $3.6 million for the nine months ended September 30, 2016 (2015 - $5.3 million).

Perpetual’s third quarter 2016 operating netback of $4.24/boe ($5.5 million) decreased 28 percent from $5.86/boe ($10.7 million) in 2015, primarily reflecting decreased realized revenue due to lower commodity prices, offset by cost savings on production and operating expenses and royalties.

Gas over bitumen

	Three months ended September 30,		Nine months ended September 30,
($ thousands, except as noted)	2016	2015	2016	2015
Gas over bitumen revenue	548	830	1,288	2,450
Payments on financial obligation	(482)	(882)	(1,438)	(2,878)
Gas over bitumen, net of payments	66	(52)	(150)	(428)
$/boe	0.05	(0.03)	(0.03)	(0.08)

Perpetual records revenue in relation to GOB royalty credits received under the Natural Gas Royalty Regulation as a result of its working interests in a number of natural gas wells which have been shut-in pursuant to shut-in orders issued by the Government of Alberta. During the third quarter of 2016, Perpetual recorded $0.5 million in GOB revenue; a decrease of 34 percent from the same period in 2015 attributable to the decrease in Alberta gas reference prices, combined with the annual 10 percent decline in deemed production.

GOB revenue earned during the third quarter of 2016 was offset by payments of $0.5 million in relation to the 2014 monetization of Perpetual’s future GOB royalty credits. As part of the arrangement, Perpetual makes monthly payments to the purchaser, which from time to time will vary from the actual GOB revenue received in the period due to timing differences. The monthly payment commitment expires concurrent with the GOB Royalty Adjustment entitlements, with final expiries expected to occur in June 2021.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 9

Exploration and evaluation

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2016	2015	2016	2015
Lease rentals	384	904	1,464	2,137
Geological and geophysical costs(1)	–	16	26	1,619
Lease expiries	1,377	260	2,717	6,166
Total exploration and evaluation	1,761	1,180	4,207	9,922
(1)

Geological and geophysical expenditures and dry hole costs are expensed directly in the Corporation’s statement of income (loss); they are considered by Perpetual to be more closely related to investing activities than operating activities, and therefore are included with capital expenditures for the purposes of this MD&A.

Exploration and evaluation (“E&E”) costs include lease rentals on undeveloped acreage, geological and geophysical costs and lease expiries. Third quarter E&E costs of $1.8 million were $0.6 million higher than the prior year as a result of a continued corporate initiative to surrender undeveloped lands considered non-prospective, partially offset by lower lease rental costs.

General and administrative expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, except as noted)	2016	2015	2016	2015
Cash general and administrative expense	3,828	4,314	13,498	11,986
Share based compensation expense (non-cash)	2,073	1,359	4,431	3,653
Total general and administrative expense	5,901	5,673	17,929	15,639
Cash general and administrative expense ($/boe)	2.95	2.37	3.05	2.23
Share based compensation expense (non-cash) ($/boe)	1.60	0.75	1.00	0.68

Third quarter cash G&A expense decreased 11 percent to $3.8 million in 2016 from $4.3 million in 2015, reflecting lower consulting and professional fees, salaries, and on-going cost saving initiatives implemented by the Corporation in response to the depressed commodity price environment. Non-cash compensation expenses for the third quarter of 2016 increased $0.7 million compared to the same period in 2015 as a result of incremental costs associated with modifications to existing share based compensation agreements which were approved during the first quarter of 2016 following the shareholder approved consolidation of common shares.

Loss on onerous contract

During the third quarter of 2016, the Corporation recognized a loss of $0.9 million in relation to corporate office space which is no longer being utilized. The unused corporate office space is recorded as an onerous contract as the unavoidable costs associated with the lease contract exceed the economic benefits to be received. The onerous lease obligation is calculated as the present value of the expected net cost of continuing with the lease after adjusting for sublease rentals.

Depletion and depreciation

	Three months ended September 30,		Nine months ended September 30,
($ thousands, except as noted)	2016	2015	2016	2015
Depletion and depreciation	13,676	23,061	47,369	67,507
$/boe	10.53	12.69	10.71	12.54

Perpetual recorded $13.7 million of depletion and depreciation expense in the third quarter of 2016 (2015 - $23.1 million). On a per boe basis, third quarter 2016 depletion and depreciation expense of $10.53/boe decreased 17 percent from $12.69/boe in 2015. Decreased depletion rates are consistent with a lower cost base resulting from 2015 property dispositions and asset swaps, changes in decommissioning obligation estimates and an impairment loss recorded at year end 2015.

Finance expenses

Interest

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2016	2015	2016	2015
Cash interest
Senior notes	1,325	6,015	10,617	18,046
Bank debt	498	1,272	2,620	2,725
Convertible debentures	–	610	–	1,831
Total cash interest	1,823	7,897	13,237	22,602
Non-cash interest
Amortization of debt issue costs	54	513	453	1,512
Total interest	1,877	8,410	13,690	24,114

Cash interest expense of $1.8 million during the third quarter of 2016 decreased 77 percent from the same period in 2015. Decreased cash interest was primarily due to the repurchase and cancellation of $214.4 million of outstanding principal amount of senior notes during the second quarter of 2016 in exchange for 4.4 million TOU shares. Settlement of the convertible debentures at maturity on December 31, 2015 also contributed to a reduction in period over period cash interest costs, as well as the reduction in non-cash amortization of debt issue costs.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 10

Other finance expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2016	2015	2016	2015
Accretion on decommissioning obligations	730	1,026	2,465	3,012
Accretion and change in estimate on GOB obligation	–	126	–	373
Change in fair value of TOU share financial arrangement	1,461	–	4,564	–
Change in fair value of financial obligation	(238)	22	(582)	(752)
Other finance expenses	1,953	1,174	6,447	2,633

Other finance expenses for the third quarter of 2016 included accretion on decommissioning obligations of $0.7 million (2015 - $1.0 million), a loss of $1.5 million on the change in fair value of the TOU share financial arrangement (2015 – nil) and a gain of $0.2 million on the change in fair value of the financial obligation (2015 – nil).

WGS LP income (loss) and dividends

Perpetual disposed of its 30 percent partnership interest in WGS LP gas storage business during the second quarter of 2016. For the nine months ended September 30, 2016, Perpetual recorded income of $1.0 million on its equity investment in WGS LP, prior to the disposition, compared to a loss of $0.3 million for the same period in 2015. During the same nine month period, the Company received dividends of $0.5 million (2015 – nil) from WGS LP representing Perpetual’s share of total dividends declared.

Funds flow

Low commodity prices continued to have a negative impact on financial results with third quarter cash expenses exceeding revenue for a negative funds flow of $0.6 million for the period, compared to $2.5 million of negative funds flow recorded in the third quarter of 2015. On a year to date basis, negative funds flow of $2.4 million has been recorded in 2016 compared to positive funds flow of $1.6 million in 2015. Commodity price and production declines have resulted in minimal funds flow despite corporate cost-savings initiatives throughout 2016 which have resulted in reduced interest costs, lower operating and transportation costs and lower cash general and administrative expenses.

	Three months ended September 30,		Three months ended September 30,
	($ thousands)	2016 ($/boe)	($ thousands)	2015 ($/boe)
Realized revenue(1)	19,636	15.11	33,205	18.27
Royalties(2)	(2,217)	(1.71)	(4,663)	(2.57)
Production and operating expenses	(9,566)	(7.36)	(15,066)	(8.29)
Transportation costs	(2,343)	(1.80)	(2,823)	(1.55)
Operating netback(1)	5,510	4.24	10,653	5.86
GOB revenue net of payments	66	0.05	(52)	(0.03)
Exploration and evaluation(3)	(384)	(0.30)	(904)	(0.50)
Cash G&A	(3,828)	(2.95)	(4,314)	(2.37)
Interest(3)(4)	(1,966)	(1.51)	(7,897)	(4.34)
Funds flow(1)	(602)	(0.47)	(2,514)	(1.38)
(1)	See “Non-GAAP measures” in this MD&A.
(2)	Includes $1.2 million in gross overriding royalty payments at East Edson for the three months ended September 30, 2016 (2015 – $1.9 million).
(3)	Excludes non-cash items.
(4)	Includes $0.1 million in cash transaction costs in relation to the Securities Swap.

	Nine months ended September 30,		Nine months ended September 30,
		2016		2015
	($ thousands)	($/boe)	($ thousands)	($/boe)
Realized revenue(1)	72,408	16.37	113,630	21.10
Royalties(2)	(6,345)	(1.43)	(13,075)	(2.43)
Production and operating expenses	(33,415)	(7.55)	(52,612)	(9.77)
Transportation costs	(6,956)	(1.57)	(9,148)	(1.70)
Operating netback(1)	25,692	5.82	38,795	7.20
GOB revenue net of payments	(150)	(0.03)	(428)	(0.08)
Exploration and evaluation(3)	(1,464)	(0.33)	(2,137)	(0.40)
Cash G&A	(13,498)	(3.05)	(11,986)	(2.23)
Interest(3)(4)	(13,487)	(3.05)	(22,602)	(4.20)
Dividends from WGS LP	501	0.11	–	–
Funds flow(1)	(2,406)	(0.53)	1,642	0.29
(1)	See “Non-GAAP measures” in this MD&A.
(2)	Includes $3.6 million in gross overriding royalty payments at East Edson for the nine months ended September 30, 2016 (2015 – $5.3 million).
(3)	Excludes non-cash items.
(4)	Includes $0.3 million in cash transaction costs in relation to the Securities Swap.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 11

Net Income (Loss)

	Three months ended September 30,		Three months ended September 30,
		2016		2015
	($ thousands)	($/boe)	($ thousands)	($/boe)
Funds flow(1)	(602)	(0.47)	(2,514)	(1.38)
Unrealized gains (losses) on derivatives	6,179	4.76	(1,944)	(1.07)
Payments on financial obligation	482	0.37	882	0.49
Exploration and evaluation(2)	(1,377)	(1.06)	(276)	(0.15)
Compensation expense, non-cash	(2,073)	(1.60)	(1,359)	(0.75)
Loss on onerous contract	(918)	(0.71)	–	–
Gain on dispositions	244	0.19	6,260	3.44
Depletion and depreciation	(13,676)	(10.53)	(23,061)	(12.69)
Finance expense, non-cash	(2,007)	(1.54)	(1,687)	(0.93)
Change in fair value of marketable securities	2,829	2.18	(43,283)	(23.81)
WGS LP net loss	–	–	(157)	(0.09)
Net loss	(10,919)	(8.41)	(67,139)	(36.94)
(1) See “Non-GAAP measures” in this MD&A.
(2) Includes non-cash exploration and evaluation expense from expired leases and geological and geophysical costs.

	Nine months ended September 30,		Nine months ended September 30,
		2016		2015
	($ thousands)	($/boe)	($ thousands)	($/boe)
Funds flow(1)	(2,406)	(0.53)	1,642	0.29
Unrealized gains (losses) on derivatives	7,701	1.74	(14,411)	(2.68)
Payments on financial obligation	1,438	0.33	2,878	0.53
Exploration and evaluation(2)	(2,743)	(0.62)	(7,785)	(1.45)
Compensation expense, non-cash	(4,431)	(1.00)	(3,653)	(0.68)
Loss on onerous contract	(918)	(0.21)	–	–
Gain on dispositions	2,090	0.47	146,271	27.17
Gain on security swap	81,572	18.44	–	–
Depletion and depreciation	(47,369)	(10.71)	(67,507)	(12.54)
Finance expense, non-cash	(6,900)	(1.56)	(4,145)	(0.77)
Change in fair value of marketable securities	58,213	13.16	(48,683)	(9.04)
WGS LP net income (loss) and dividends	523	0.12	(342)	(0.06)
Net income	86,770	19.63	4,265	0.77
(1)	See “Non-GAAP measures” in this MD&A.
(2)	Includes non-cash exploration and evaluation expense from expired leases and geological and geophysical costs.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 12

SUMMARY OF QUARTERLY RESULTS

($ thousands, except where noted)	Q3 2016	Q2 2016	Q1 2016	Q4 2015

Financial
Oil and natural gas revenues	22,268	16,501	24,694	33,044
Funds flow(1)	(602)	(1,852)	48	362
Per share – basic(2)	(0.01)	(0.04)	0.00	0.05
Net income (loss)	(10,919)	64,925	32,764	(93,539)
Per share – basic(2)	(0.21)	1.25	0.72	(12.34)
– diluted(2)	(0.21)	1.23	0.70	(12.34)
Capital expenditures
Exploration and development	1,379	822	4,794	808
Geological and geophysical	–	11	15	(93)
Acquisitions	12	–	–	–
Dispositions	(954)	(20,052)	(6,466)	–
Other	32	464	20	25
Net capital expenditures	469	(18,755)	(1,637)	740
Common shares (thousands)(2)
Weighted average – basic	52,253	52,140	45,573	7,582
Weighted average – diluted	52,253	52,904	47,022	7,582
Operating
Daily average production
Natural gas (MMcf/d)	75.5	85.2	98.2	105.1
Oil (bbl/d)	1,052	1,073	1,174	1,278
NGL (bbl/d)	476	682	836	866
Total (boe/d)	14,123	15,959	18,378	19,661
Average prices
Natural gas – before derivatives ($/Mcf)	2.44	1.37	2.25	2.74
Natural gas – including derivatives ($/Mcf)	2.12	1.85	3.15	2.92
Oil – before derivatives ($/bbl)	38.93	38.47	22.08	33.04
Oil – including derivatives ($/bbl)	38.90	39.17	33.90	39.81
NGL ($/bbl)	35.80	34.71	29.33	33.68
(1)	See “Non-GAAP measures” in this MD&A.
(2)	Common shares and per share amounts have been retroactively adjusted to reflect the consolidation of outstanding common shares on the basis of 20 common shares to one common share on March 24, 2016.

($ thousands, except where noted)	Q3 2015	Q2 2015	Q1 2015	Q4 2014

Financial
Oil and natural gas revenues	35,460	32,129	41,804	62,562
Funds flow(1)	(2,514)	2,635	1,521	17,316
Per share – basic(2)	(0.33)	0.35	0.20	2.32
Net income (loss)	(67,139)	104,121	(32,717)	(18,723)
Per share – basic(2)	(8.89)	13.94	(4.41)	(2.51)
– diluted(2)	(8.89)	13.29	(4.41)	(2.51)
Capital expenditures
Exploration and development	14,670	13,069	46,886	25,639
Geological and geophysical	16	105	1,498	379
Acquisitions	–	240	3	756
Dispositions	(2,630)	(21,337)	11	(21,351)
Other	584	280	21	84
Net capital expenditures	12,640	(7,643)	48,419	5,507
Common shares (thousands)(2)
Weighted average – basic	7,549	7,468	7,427	7,454
Weighted average – diluted	7,549	7,879	7,427	7,454
Operating
Daily average production
Natural gas (MMcf/d)	105.5	86.0	120.4	122.5
Oil (bbl/d)	1,426	1,766	2,045	2,638
NGL (bbl/d)	741	522	713	624
Total (boe/d)	19,758	16,621	22,819	23,685
Average prices
Natural gas – before derivatives ($/Mcf)	2.91	2.80	3.01	3.96
Natural gas – including derivatives ($/Mcf)	2.86	3.10	3.14	4.16
Oil – before derivatives ($/bbl)	40.58	52.35	37.37	59.80
Oil – including derivatives ($/bbl)	41.40	74.33	49.41	67.05
NGL ($/bbl)	28.07	38.64	36.15	59.63
(1)	See “Non-GAAP measures” in this MD&A.
(2)	Common shares and per share amounts have been retroactively adjusted to reflect the consolidation of outstanding common shares on the basis of 20 common shares to one common share on March 24, 2016.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 13

LIQUIDITY, CAPITALIZATION AND FINANCIAL RESOURCES

Perpetual targets to maintain a strong capital base to retain investor, creditor and market confidence, and to sustain the future development of the business. The Corporation strives to manage its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of its underlying oil and natural gas assets. Perpetual’s capital structure includes share capital, bank debt, TOU share financial arrangements, senior notes, and adjusted working capital, with value and liquidity enhanced through the current ownership of TOU shares. In order to manage its capital structure, the Corporation may from time to time issue equity or debt securities, enter into business transactions including the sale of assets and adjust its capital spending to manage current and projected debt levels.

With the deterioration of commodity prices continuing in 2016, Perpetual remains focused on liquidity management and preservation of its balance sheet through debt reduction, restricted capital spending and a focus on reducing costs and maximizing efficiencies in administration and operations, including the following transactions which were executed during, and subsequent to, the third quarter of 2016:

•

Refinancing of the TOU share financial arrangement which included an extension of the maturity to March 15, 2017 as well as a reduction in the number of TOU shares pledged as collateral from 1.0 million to 0.8 million and an increase in the maximum payment at maturity from $21.3 million to $23.3 million;

•	Closing of the disposition of Shallow Gas Properties on October 1, 2016;
•	Completion of the October 31, 2016 borrowing base review which included an extension to April 28, 2017 while maintaining a borrowing base level of $6 million; and
•

Amending the margin loan to increase funds available from $10.6 million to approximately $15.5 million, while reducing the number of TOU shares pledged as security from 0.84 million to 0.65 million. This amendment provides additional liquidity of approximately $5.0 million and extends the term to November 2017.

Combined with the following transactions that were executed during the first six months of 2016, Perpetual achieved a $173.4 million (85 percent) reduction in net debt from $203.6 million at December 31, 2015 to $30.2 million at September 30, 2016.

•	Closing of the fully backstopped rights offering on January 18, 2016 for gross proceeds of $25 million;
•	Sale of 250,000 TOU shares at an average price of $29.45 per share for proceeds of $7.4 million;
•	Disposition of 37 sections of its 425 net sections of oil sands leases in northeast Alberta for proceeds of $6.2 million and a one percent gross overriding royalty;
•	Crystallization of $7.7 million in hedging gains from future natural gas contracts;
•	Reduction in bank debt under the margin loan from $42 million secured by 5.25 million TOU shares to a $10.6 million margin loan secured by 0.8 million TOU shares;
•

Completion of the Securities Swap whereby Perpetual repurchased and cancelled $214.4 million principal amount of senior notes tendered by holders of senior notes through the exchange of 4.4 million TOU shares owned by Perpetual with a fair market value of $130.5 million ($29.64 per share); and

•	Disposition of the Company’s 30% interest in the gas storage facility held by WGS LP in May 2016 for proceeds of $20.0 million in addition to a $0.5 million dividend prior to closing.

Perpetual expects its future funds flow to be positively impacted by the disposition of the Shallow Gas Properties, which have operated on a negative funds flow basis as a result of depressed natural gas prices combined with high fixed operating costs which include extremely high municipal property taxes. The disposition of Shallow Gas Properties and the immediate interest savings resulting from the early settlement of $214.4 million in senior notes during the second quarter of 2016 are expected to enable the Company to achieve its objective to restore positive funds flow in the near term, and position Perpetual with sustainable operations moving forward in this low commodity price environment.

The additional liquidity provided by the refinancing of Perpetual’s margin loan will assist the Company in the short term to re-establish capital spending in its remaining properties, including liquids rich gas at East Edson, along with heavy oil and natural gas assets in the Mannville and Panny areas. Perpetual will continue to prioritize liquidity management and preservation of its balance sheet while beginning to shift its focus to restoring production levels on its remaining properties in order to improve funds flow into 2017.

The Company continues to hold 1.85 million TOU shares and intends to manage its short term obligations by way of the margin loan and the TOU share financial arrangement. The TOU shares represent a source of liquidity which enables Perpetual to manage downside risks associated with the current uncertain and volatile commodity price environment. The combined impact of transactions undertaken in 2016 has improved Perpetual’s financial flexibility and optionality to manage its future debt obligations.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 14

Capital Management

($ thousands, except as noted)	September 30, 2016	December 31, 2015
Bank indebtedness	10,632	42,000
Senior notes, measured at principal amount	60,573	275,000
Carrying amount of TOU share forward financial obligation	22,623	18,059
Carrying amount of marketable securities(1)	(65,659)	(145,275)
Adjusted working capital deficiency (surplus)(2)	2,031	13,832
Net debt(1)	30,200	203,616
Shares outstanding at end of period (thousands)(3)	52,586	19,114
Market price at end of period ($/share)	2.07	1.00
Market value of shares(3)	108,853	19,114
Total capitalization(2)	139,053	222,730
Net debt as a percentage of total capitalization	22	91
Trailing twelve months funds flow(2)	(2,044)	2,004
(1)	The carrying amount of marketable securities is based on the closing price of the TOU shares per the TSX and the amount of TOU shares held for their respective period end dates.
(2)	See “Non-GAAP measures” in this MD&A.
(3)	Common shares and per share amounts have been retroactively adjusted to reflect the consolidation of outstanding common shares on the basis of 20 common shares to one common share on March 24, 2016.

The ratio of net debt to trailing twelve months (“TTM”) funds flow is monitored continuously by the Corporation and varies based on such factors as acquisitions or dispositions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, capital expenditure programs and timing of such programs. As part of the management of this ratio, the Corporation prepares annual capital expenditure budgets and monthly funds flow forecasts, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment, acquisition and development activities and general industry conditions. Capital spending budgets are approved by the Board of Directors.

Declining commodity prices have resulted in minimal levels of funds flow during the latter half of 2015 and 2016, moving this financial ratio significantly out of target range. Despite the deterioration of funds flow, net debt at September 30, 2016 was reduced by $173.4 million driven primarily by the Securities Swap along with a relative increase to the period end value of the remaining TOU shares due to market price appreciation. Capital spending and decommissioning expenditures during the first nine months of 2016 were financed from proceeds received from the rights offering as well as asset dispositions and the sale of TOU shares as funds flow was limited during the period as a result of depressed oil, natural gas and NGL prices.

Perpetual’s adjusted working capital deficiency at September 30, 2016 was $2.0 million compared to $13.8 million at December 31, 2015. The reduction in the working capital deficit results from the increase in cash and cash equivalents and restricted cash along with a decrease in accounts payable due to lower overall operational and capital spending during the quarter, partially offset by a decrease in accounts receivables as a result of lower commodity prices.

Reconciliation of net debt

($ millions)
Net debt, December 31, 2015(1)	203.6
Funds flow(1)	2.4
Capital expenditures(2)	7.5
Expenditures on decommissioning obligations	3.4
Dispositions, net of acquisitions	(27.5)
Proceeds on sale of marketable securities	(7.4)
Change in fair value of marketable securities(3)	79.6
Change in principal amount of senior notes	(214.4)
Net proceeds from rights offering	(21.9)
Change in fair value of TOU share financial arrangement	4.6
Other	0.3
Net debt, September 30, 2016(1)	30.2
(1)	See “Non-GAAP measures” in this MD&A.
(2)	Capital expenditures consist of exploration and development spending including geological and geophysical costs and corporate assets.
(3)

The change in fair value of marketable securities is based on the difference between the closing price of the TOU shares per the TSX and the amount of TOU shares held for their respective period end dates.

Bank indebtedness

At September 30, 2016, the Corporation’s credit facility and margin loan provided a total borrowing capacity of $16.6 million consisting of a fully drawn margin loan of $10.6 million secured by the pledge of 0.8 million TOU shares, and an undrawn reserve based credit facility of $6.0 million. At September 30, 2016, the Corporation had outstanding letters of credit in the amount of $5.6 million (December 31, 2015 – $5.4 million) under the reserve based credit facility.

In April 2016, Perpetual’s lenders completed a discretionary review of Perpetual’s borrowing base which resulted in a reduction to the available capacity under Perpetual’s reserve based credit facility from $20 million to $6 million. To facilitate the Securities Swap announced in April 2016, Perpetual also repaid the $42 million margin loan and entered into a new margin loan secured by fewer TOU shares. Pursuant to the closing of the Securities Swap and the disposition of Perpetual’s 30 percent interest in WGS LP on May 25, 2016, the lenders required

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 15

Perpetual to pledge a $2.0 million cash deposit to be held as security in favor of the reserve based credit facility. The $2.0 million has been reported as restricted cash at September 30, 2016.

Reserve based credit facility

At September 30, 2016, Perpetual had a reserve based credit facility with a syndicate of Canadian banks that includes an undrawn $6.0 million working capital facility partially secured by a $2.0 million cash deposit, which collectively are used to secure outstanding letters of credit in the amount of $5.6 million. The credit facility bears interest at its lenders’ prime rate or BA rates, plus applicable margins and standby fees. The applicable margins range between 1.25% and 4.75% depending on the form of borrowing and changes in the Corporation’s ratio of consolidated debt to income before interest, taxes, and non-cash items (“Consolidated Debt Ratio”) for the most recently completed reporting period. Consolidated debt is defined as the sum of the period end balance of the credit facility, margin loan, TOU share financial arrangement, senior notes and outstanding letters of credit, reduced by the lesser of the mark to market value or the quarterly average value of TOU shares. On November 7, 2016, Perpetual’s lenders completed their review of the reserve based credit facility and extended the maturity date to April 28, 2017 subject to the completion of usual and customary documentation.

Prior to April 14, 2016, the Corporation had a working capital covenant restricting the sum of borrowings under the reserve based credit facility plus net working capital to a total of $40 million. The Corporation also had maintenance covenants that require consolidated senior debt to trailing twelve months (“TTM”) income before interest, taxes, depletion and depreciation and non-cash items (“EBITDA”) to be maintained within certain thresholds. Consolidated senior debt is defined as the sum of the Corporation’s period end balance of the margin loan, credit facility and outstanding letters of credit reduced by the lesser of the mark to market value or the quarterly average value of TOU shares pledged to the margin loan. The covenant limiting the ratio of consolidated senior debt to TTM EBITDA was 3.0 to 1.0 except in the quarters ended June 30 and September 30, 2016 where the limit had been increased to 3.5 to 1.0.

On April 14, 2016, the amendments to the credit facility included a change to the working capital covenant from $40 million to $22 million effective for the periods ending June 30, 2016 and September 30, 2016. Net working capital includes the sum of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities, plus an adjustment for accrued interest on senior notes payable from the date of the calculation up to and including October 31, 2016. In addition, the covenant limiting the ratio of consolidated senior debt to TTM EBITDA was removed.

The Corporation was in compliance with the lender’s covenants at September 30, 2016.

On November 7, 2016, the working capital covenant was adjusted from $22 million to $6 million. The Corporation is required to maintain the working capital covenant on a monthly basis effective November 30, 2016 until the maturity date. The adjustment for accrued senior note interest has been amended from the date of the calculation up to and including April 28, 2017.

Margin loan

At September 30, 2016, Perpetual had a margin loan arrangement with a Canadian chartered bank fully drawn in the amount of $10.6 million. Collateral for the margin loan is provided by a securities pledge agreement relating to 0.8 million TOU shares. The margin loan expires on April 30, 2017 and includes a 40 percent loan to value ratio at funding.

The margin loan bears interest at its lenders’ three month CDOR rate plus 4.5%. Perpetual is required to maintain a lending ratio of less than 55 percent based on the daily closing market value of the TOU shares pledged under the securities pledge agreement.

On November 7, 2016, Perpetual amended the margin loan arrangement from $10.6 million to an estimated $15.5 million and reduced the securities pledged to 0.65 million TOU shares. Interest on the margin loan was reduced to its lenders’ three month CDOR rate plus 1.0%. The requirement to maintain a lending ratio of less than 55 percent has been removed. The amended margin loan is set to mature in November 2017 at which time it can be paid in cash or through the transfer of all or a portion of the 0.65 million TOU shares pledged as security.

TOU share financial arrangement

On September 19, 2016, the Corporation extended the term of the TOU share financial arrangement to March 15, 2017 and reduced the number of TOU shares pledged as security from 1.0 million to 0.84 million. The reduction in the number of TOU shares pledged as security was facilitated by the TOU share price appreciation during 2016. The repayment amount changes in response to changes in the market price of TOU shares pledged as security, subject to a maximum payment of $23.3 million at maturity. The TOU share financial arrangement can be repaid in cash or with the transfer of all or a portion of the 0.84 million TOU shares pledged as security.

Senior notes

During the second quarter of 2016, Perpetual made a proposal to holders of senior notes to provide an opportunity to swap their 8.75% senior notes due March 15, 2018 (the “2018 Senior Notes”) and 8.75% senior notes due July 23, 2019 (the “2019 Senior Notes”) in exchange for TOU shares owned by Perpetual on the basis of 21 TOU shares for each $1,000 principal amount of the 2018 Senior Notes and 20 TOU shares for each $1,000 principal amount of the 2019 Senior Notes. Between the periods of April 27, 2016 and May 25, 2016, $214.4 million face value of senior notes were swapped, including $114.0 million of outstanding 2018 Senior Notes and $100.4 million of outstanding 2019 Senior Notes through the exchange of 4.4 million TOU shares and cash payments of $3.9 million for accrued interest. Included in the exchange were all senior notes held by insiders of the Company which included $81.6 million 2018 Senior Notes and $57.0 million 2019 Senior Notes. The fair market value of TOU shares exchanged was $130.5 million based on closing TOU share market prices corresponding with each settlement date where TOU shares were exchanged for senior notes.

At September 30, 2016, Perpetual had $60.6 million face value of senior notes remaining, consisting of $36.0 million 2018 Senior Notes and $24.6 million 2019 Senior Notes. The principal amount of outstanding senior notes at November 7, 2016 was $60.6 million and the estimated fair market value based on trading activity was $50.9 million.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 16

Equity

On March 24, 2016 shareholders of the Corporation approved the consolidation of outstanding common shares of Perpetual on the basis of 20 common shares to one common share, which has been retroactively applied in the interim consolidated financial statements and throughout this MD&A. On January 18, 2016, Perpetual issued 33.3 million common shares of the Company upon closing of a fully backstopped rights offering to issue common shares of Perpetual for gross proceeds of $25 million. Included were 21.4 million common shares issued to entities controlled by the Chairman of Perpetual’s Board of Directors for proceeds of $16.1 million.

At September 30, 2016 there were 52.3 million common shares outstanding which is net of 0.3 million shares held in trust. Weighted average shares outstanding for the quarter ended September 30, 2016 were 52.3 million (2015 – 7.5 million) and 50.0 million (2015 – 7.5 million) for the nine months ended September 30, 2016. On November 7, 2016, there were 53.0 million common shares outstanding.

OUTLOOK

Perpetual remains focused on continuing to further strengthen its balance sheet, manage liquidity and grow future funds flow as top priorities. The closing of multiple asset dispositions in the first nine months of 2016, combined with the recapitalization activities and the Securities Swap transaction to repurchase and cancel $214.4 million in senior notes in exchange for 4.4 million TOU shares have contributed to an 85 percent reduction in net debt from year end 2015 to an estimated current net debt of $33.0 million.

Current net debt is comprised of $60.6 million in face value of senior notes (2018 Senior Notes - $36.0 million; 2019 Senior Notes - $24.6 million), $23.3 million due March 15, 2017 as per the financing arrangement secured by 0.85 million TOU shares, a margin loan of $15.5 million secured by 0.65 million TOU shares due in November 2017 and an estimated working capital surplus of $3.0 million, offset by the market value of the remaining 1.85 million TOU shares of approximately $63.4 million (based on a market price of $34.31 per TOU share on November 7, 2016).

The disposition of Shallow Gas Properties announced during the third quarter and closed on October 1, 2016 is expected to restore positive operating cash flow at future strip pricing. This is due to the improved operating netbacks and subsequent restructuring activities to reduce related general and administrative costs.

The Company’s Board of Directors, together with management, has approved the spending of approximately $10 million for the fourth quarter of 2016. Beginning in late November, drilling activities will recommence at both Mannville and East Edson, with a single rig drilling program in each area. Prior to year end, the Company expects to drill a two well pad at East Edson and up to 5 heavy oil wells at Mannville. Perpetual also has plans to evaluate its shallow shale gas play in the Viking and Colorado formations at Mannville with the drilling of 2 horizontal wells, taking advantage of synergies with the heavy oil drilling program. An estimated $1.5 million will also be allocated to advance heavy oil waterflood activities and high return shallow gas recompletion activities.

Incorporating restructuring costs related to the Shallow Gas Disposition, Perpetual estimates funds flow for the fourth quarter of 2016 will be minimal based on current forward commodity prices, with total production of 8,300 boe/d comprised of average oil and liquids production of close to 1,450 bbl/d and natural gas sales averaging approximately 40 MMcf/d.

The Company will continue to pursue reductions in all areas of its cost structure and will focus on sources of liquidity, including strategic asset sales, throughout the remainder of 2016.

OFF BALANCE SHEET ARRANGEMENTS

Perpetual has no off balance sheet arrangements.

CORPORATE GOVERNANCE

The Corporation is committed to maintaining high standards of corporate governance. Each regulatory body, including the Toronto Stock Exchange and the Canadian provincial securities commissions, has a different set of rules pertaining to corporate governance. The Corporation fully conforms to the rules of the governing bodies under which it operates.

FUTURE ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in Perpetual’s financial statements. Once adopted these new and amended pronouncements may have an impact on Perpetual’s consolidated financial statements. Perpetual’s analysis of recent accounting pronouncements is included in the notes to the consolidated financial statements at December 31, 2015.

INTERNAL CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

There were no changes in the Corporation’s internal control over financial reporting during the period beginning on January 1, 2016 and ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

PERPETUAL ENERGY INC.	Q3 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 17